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                                                                    EXHIBIT 12.1

                       RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

                                              Years Ended October 31,
                                         --------------------------------
                                         2002    2001    2000    1999    1998
                                         -----   -----   -----   -----   -----
 Ratio of earnings to fixed charges       (a)     (a)    31.8x   14.6x    6.5x

(a) In fiscal year 2002 and in fiscal year 2001, our ratio of earnings to fixed charges was less than one to one due to our loss from operations in those periods. In order to cover fixed charges in those periods, our earnings from operations would have had to increase by $1,547 million and $477 million, respectively.

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest expense on all indebtedness and that portion of operating lease rental expense that is a reasonable approximation of the interest factor.